UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-50368

CUSIP NUMBER: 00080S101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Air Transport Services Group, Inc.
Full Name of Registrant

ABX Holdings, Inc.
Former Name if Applicable

145 Hunter Drive
Address of Principal Executive Office (Street and Number)

Wilmington, OH 45177
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) within the prescribed time period because it requires time to review and assess the impact on its financial statements and disclosures, if any, arising from the announcement made by Deutsche Post World Net (“DPWN”) on the same date as this filing (November 10, 2008). The announcement concerns DPWN’s plans to discontinue DHL’s pick-up and delivery services between domestic points within the U.S., and concentrate solely on international shipments. DPWN’s affiliates, DHL Express (USA), Inc. and DHL Network Operations (USA), Inc. (collectively, “DHL”), are the Registrant’s largest customer, accounting for more than 70% of the Registrant’s consolidated revenues.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Quint O. Turner	(937) 382-5591
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[INSERT DISCUSSION IF CHANGE IS ANTICIPATED]

Air Transport Services Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2008	By:	/s/ W. Joseph Payne
W. Joseph Payne
Secretary